UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
OMB Number: 3235-0058 Expires: August 31, 2015 Estimated average burden hours per response . . . . . 2.50

SEC FILE NUMBER 0-23561

CUSIP NUMBER 697844108
(Check one*): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: February 28, 2014

Transition Report on Form 10-K [ ]

Transition Report on Form 20-F [ ]

Transition Report on Form 11-K [ ]

Transition Report on Form 10-Q [ ]

Transition Report on Form N-SAR [ ]

For the Transition Period Ended: ___________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
N/A

PART I -- REGISTRANT INFORMATION

PAN AMERICAN GOLDFIELDS LTD.

Full Name of Registrant

Suite 1000, 36 Toronto Street

Address of Principal Executive Office

Toronto, Ontario, M5C 2C5 Canada

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[x]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)   (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, FORM 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Company was unable to obtain certain financial information necessary to complete the preparation of the Company's Form 10-K for the period ended February 28, 2014 from Minera Rio Tinto, S.A. de C.V., the Company’s development partner for its Cieneguita Project, in time for meeting the original filing deadline. As a result of this delay, the Company is unable to file its annual report on Form 10-K by the prescribed due date without unreasonable effort or expense. The Company expects to file within the extension period.

PART IV -- OTHER INFORMATION
(1)  Name and telephone number of person to contact in regard to this notification
Emilio Alvarez, Chief Executive Officer (416) 848-7744
(Name)                      (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X ] Yes [ ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [ X ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PAN AMERICAN GOLDFIELDS LTD.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 29, 2014	By:	/s/ Emilio Alvarez
Emilio Alvarez
Chief Executive Officer